Exhibit 23.1

                      INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 333-00626 (SPS Transaction Services, Inc. START Plan); No. 33-84112 (SPS Transaction Services, Inc. Employee Stock Purchase Plan); No. 33-58924 (SPS Transaction Services, Inc. 1992 Employees Stock Plan and SPS Transaction Services, Inc. Formula Plan for Non-Affiliate Directors); No. 333-412 (SPS Transaction Services, Inc. Amended and Restated Tax Deferred Equity Participation Plan); and No. 333-410 (SPS Transaction Services, Inc. 1995 Omnibus Equity Plan) of SPS Transaction Services, Inc. filed on Forms S-8 of our reports dated February 18, 1998, included in and incorporated by reference in this Annual Report on Form 10-K of SPS Transaction Services, Inc. for the year ended December 31, 1997.




/s/ Deloitte & Touche LLP
Chicago, Illinois
March 27, 1998